SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 8)

Under the Securities Exchange Act of 1934

Xencor, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98401F 105

(CUSIP Number)

John S. Stafford III

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

312-244-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98401F 105		13D

1.	Name of Reporting Persons John S. Stafford III (“Stafford”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,117,149 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,117,149 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,117,149

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 7.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)         605,723 shares are held by Ronin Trading, LLC (“Ronin Trading”), a limited liability company owned and managed by Stafford. 3,511,426 shares are held in a Class C Capital Account of John S. Stafford, III at Ronin Capital, LLC (“Ronin Capital”), a limited liability company owned and managed by Mr. Stafford. Mr. Stafford is the indirect beneficial owner of all of the shares of common stock of the Issuer held of record by Ronin Capital and Ronin Trading.

(2)         This percentage is calculated based upon the 57,004,786 shares of the Issuer’s Common Stock reported to be outstanding as of April 29, 2020 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.

CUSIP No. 98401F 105		13D

1.	Name of Reporting Persons Ronin Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,511,426 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,511,426 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,511,426

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 6.2% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)         The shares are held in a Class C Capital Account of John S. Stafford, III at Ronin Capital. Mr. Stafford is the indirect beneficial owner of all of the shares of common stock of the Issuer held of record by Ronin Capital.

(2)         This percentage is calculated based upon the 57,004,786 shares of the Issuer’s Common Stock reported to be outstanding as of April 29, 2020 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.

CUSIP No. 98401F 105		13D

1.	Name of Reporting Persons Ronin Trading, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 605,723 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 605,723 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,723

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 1.1% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)         The shares are held by Ronin Trading.  Mr. Stafford is the indirect beneficial owner of all of the shares of common stock of the Issuer held of record by Ronin Trading.

(2)         This percentage is calculated based upon the 57,004,786 shares of the Issuer’s Common Stock reported to be outstanding as of April 29, 2020 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.

Item 1.                       Security and Issuer.

This Amendment No. 8 to Schedule 13D (this “Amendment”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (“Common Stock”) of Xencor, Inc., a Delaware corporation (the “Issuer” or “Xencor”) as filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2013 (the “Schedule 13D”), as amended by Amendment No. 1 filed June 20, 2014, as amended by Amendment No. 2 filed December 1, 2015, as amended by Amendment No. 3 filed February 14, 2017, as amended by Amendment No. 4 filed February 14, 2019, as amended by Amendment No. 5 filed December 27, 2019, as amended by Amendment No. 6 filed April 8, 2020 and as amended by Amendment No. 7 filed May 1, 2020 (as so amended, the “Schedule 13D”).  The principal executive offices of the Issuer are located at 111 West Lemon Avenue, 2nd Floor, Monrovia, CA 91016.  The Schedule 13D is hereby further amended and supplemented as follows:

Item 5.                       Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is amended and supplemented as follows:

All of the percentages of beneficial ownership  of the Reporting Persons set forth in this Schedule 13D are based on 57,004,786 shares of the Issuer’s Common Stock reported to be outstanding as of April 29, 2020 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.

As of May 11, 2020, John S. Stafford III beneficially owns 4,117,149 shares of the Common Stock of the Issuer, representing approximately 7.2% of the Issuer’s outstanding shares of Common Stock.  Mr. Stafford is the indirect beneficial owner of all 3,511,426 shares of Common Stock beneficially owned by Ronin Capital, LLC, representing approximately 6.2% of the Issuer’s outstanding shares of Common Stock.  Mr. Stafford, as the manager of Ronin Trading, LLC, also may be deemed to beneficially own the 605,723 shares of Common Stock beneficially owned by Ronin Trading, LLC, representing approximately 1.1% of the outstanding shares of Common Stock.

Subsequent to the filing of Amendment No. 7 to the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s securities within the last sixty days prior to the filing of this Amendment:

Ronin Capital, LLC

•                                          On May 4, 2020,  Ronin Capital, LLC sold  3,521 shares at an average price of $28.1237 per share.

•                                          On May 5, 2020  Ronin Capital, LLC sold  53,065 shares at an average price of $30.1833 per share.

•                                          On May 6, 2020,  Ronin Capital, LLC sold 241,920 shares at an average price of $30.89 per share.

•                                          On May 7, 2020  Ronin Capital, LLC sold  88,224 shares at an average price of $30.67 per share.

•                                          On May 8, 2020  Ronin Capital, LLC sold  320,107 shares at an average price of $33.454 per share.

•                                          On May 11, 2020  Ronin Capital, LLC sold  181,686 shares at an average price of $32.71 per share.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  May 12, 2020

RONIN TRADING, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

RONIN CAPITAL, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda
Title:	Chief Compliance Officer